OMV

News Release

January 22, 2003
7.30am (UK time) — 8.3(

www.omv.com

OMV acquires international E&P business of Preussag Energie

- **In line with OMV's ambitious growth strategy**
- **Earnings enhancing and additional 20,000 boe per day from 2003**
- **Production and reserves substantially increased**
- **Excellent strategic fit: E&P core areas in North Africa and New Zealand strengthened**

With effect from 1 January 2003, the European oil and gas group OMV acquired the entire international E&P portfolio of Preussag Energie GmbH, a wholly-owned subsidiary of TUI AG. The sale of the international E&P portfolio of Preussag Energie by TUI AG is being carried out as part of the company's withdrawal from the oil and gas business. This acquisition moves OMV closer to its 2008 production goal of 160,000 barrels of oil equivalent per day (boe/d).

The purchase price is about EUR 300 million (mn) and is being financed by cash flow and bank loans. The licenses, exploration, and production sites are mainly located in OMV's core E&P regions, providing an optimal fit with the Group's growth strategy. The increase in daily production of about 20,000 boe/d for 2003 corresponds to just under one quarter of the Group's average E&P production in 2002.

The acquisition should be earnings enhancing this year, boosting income in 2003. The portfolio has strong growth potential and will bring OMV much closer to its 2008 production goal of 160,000 boe/d. At the end of 2002, OMV was producing about 100,000 boe/d.

Wolfgang Ruttenstorfer, CEO of OMV commented: "We have taken a major step forward in the direction of increased growth and shareholder value. This acquisition is fully in line with our stated growth strategy."

Substantial increase in OMV's oil and gas reserves

This acquisition will give the Group 77 mn boe proved and 172 mn boe proved and probable oil and gas reserves. These figures were determined by the internationally recognized consultancy DeGolyer and MacNaughton. At the end of 2001 OMV's proved oil and gas reserves were 340 mn boe; proved and probable reserves totalled 511 mn boe.

International Exploration and Production (E&P) portfolio significantly strengthened

Helmut Langanger, member of the OMV Management Board with responsibility for E&P, states: "In addition to substantially increasing our production and reserves, this acquisition will also greatly strengthen our North Africa and Australia/New Zealand core regions. What makes the new assets attractive is their growth potential."

The newly acquired portfolio includes exploration sites and oilfields in Albania, Ecuador, Qatar, Tunisia, Venezuela and Yemen. Of particular importance are a gas/condensate field as well as exploration licenses in New Zealand as these assets, together with OMV's existing portfolio in this country, should generate substantial sustained growth.

In New Zealand, the portfolio will be acquired by OMV New Zealand Pty Ltd, a wholly-owned subsidiary of the OMV Group. The other international E&P interests will be acquired by OMV Aktiengesellschaft.

The sale of the non-German E&P portfolio of Preussag Energie by TUI AG is being carried out as part of the company's withdrawal from the oil and gas business. TUI will focus on its core businesses, tourism and logistics.

The scope of the transaction will depend on approvals by the relevant government authorities, the exercise of contractual rights by partner companies, and the necessary compliance with cartel (antitrust) law.

Notes to editors:

OMV Aktiengesellschaft
With group sales of EUR 7.74 billion in 2001, 5,659 employees, and a market capitalization of EUR 2.5 billion, OMV Aktiengesellschaft is one of Austria's largest publicly traded industrial companies. As the leading oil and gas company in central and eastern Europe, the OMV Group is active in refining and marketing in 12 different countries in central and eastern Europe. Internationally, it is engaged in exploration and production in 13 countries. The Group also operates integrated chemical production facilities. In addition, OMV holds a 25% stake in Borealis A/S, one of the world's leading polyolefin producers. It also holds about 10% of the Hungarian oil and gas company MOL, as well as 25.1% of The Rompetrol Group NV, the largest privately held oil company in Romania. OMV's goal is to increase the number of service stations it operates in its core regions of central and eastern Europe to 2000, and to increase its market share in the retail and commercial business to 20% by 2008. By 2008 OMV's E&P division plans to increase production to 160,000 boe/d.

TUI AG
The world's largest tourism Group TUI AG, originating from former Preussag AG, is headquartered in Berlin and Hannover. TUI AG now includes 81 tour operator brands that serviced around 22 million customers in 2001. The group operates 3,715 travel agencies, 32 incoming agencies and 88 aircraft, including such famous brands as Hapag-Lloyd Flug and Britannia Airways. In addition, the investments also include 285 hotels with a capacity of 150,000 beds. In the 2001 financial year, the 70,000 employees of TUI AG generated a turnover of around EUR 22 billion.

Detailed information on the newly acquired E&P portfolio:

OMV **Excellent strategic fit of the new assets**


North Sea
Danube/Adria (CEE)
North Africa
Middle East
Australia/
New Zealand
Preussag assets
OMV assets
OMV core area
6

Tunisia

The assets in Tunisia consist of the producing oilfields Ashtart, Rhemoura, Guebiba/El Hajeb, Cercina and Gremda/El Ain. Daily production of about 11,000 bbl is expected for 2003 (share attributable to Preussag Energie GmbH, referred to below as Preussag). About 8,000 bbl/d will be generated by the offshore field Ashtart.

OMV is also acquiring stakes in the Chergui gas field, which is currently being developed, as well as the operatorship for the three exploration licenses for El Jem, Kerkennah West and Maatoug.

The proved reserves of the fields acquired are 34 mn boe; proved and probable reserves total 54 mn boe. The acquisition complements OMV's portfolio in Libya, where the Company currently produces about 22,000 bbl.

Preussag shares:	
Ashtart	50.00%
Cercina	49.00%
Chergui	49.00%
El Jem	100.00%
Gremda/El Ain	49.00%
Guebiba/El Hajeb	49.00%
Halk el Menzel	50.50%
Kerkennah West	49.00%
Maatoug	50.00%
Rhemoura	49.00%

New Zealand
The assets acquired in New Zealand comprise the Pohokura gas/condensate field, whose probable reserves are 44 mn boe (Preussag share), as well as three additional exploration licenses. Pohokura optimally complements the recent acquisition of a 10% share in the Maui gas field. The two fields will position OMV to make an important contribution to meeting the country's energy needs. Pohokura will be developed in the next few years and will probably go into production in 2005. OMV currently produces about 12,000 boe/d in Australia and New Zealand.

Preussag shares:	
PEP 38459 (Pohokura)	35.86%
PEP 38716 (Huinga)	24.00%
PEP 38728 (Makino)	15.00%
PEP 38744 (Block I)	50.00%

Qatar
In Qatar, a producing oilfield (Al Rayyan, block 12) and exploration block 13 will give OMV access to the southern Gulf region. Al Rayyan currently produces about 1,000 bbl/d (Preussag share) and has proved reserves of about 5 mn bbl, as well as proved and probable reserves of 8 mn bbl.

Preussag shares:	
Block 12 (Al Rayyan)	7.50%
Block 13	7.50%

Yemen
In Yemen, OMV is acquiring exploration projects and operatorship in block S2 in central Yemen. Since 2001 OMV has been active in northern Yemen, where it is conducting exploration activities in block 60.

Preussag shares:	
Block S2 (Al Uqlah)	44.00%

Albania
The Albanian assets comprise a share in the Patos-Marinza oilfield and two exploration blocks. Patos-Marinza is one of Europe's largest onshore oilfields, with an initial oil in place of about 2 billion bbl, of which about 7% has been produced thus far. This field will be developed as part of a re-development project involving the drilling of an additional 25 wells. Proved reserves are 1 mn bbl; proved and probable reserves amount to 8 mn bbl. The acquired assets further enhance the potential of OMV's three existing exploration blocks in Albania. OMV has been active in Albania since 1991.

Preussag shares:	
Patos-Marinza	17.50%
Block D	33.33%
Block E	33.33%

Ecuador and Venezuela

There are also assets located in South America included in the acquisition. OMV will evaluate this portfolio and then decide on possible options.

In Ecuador, OMV will acquire stakes in blocks 7 and 21, which contain producing oilfields as well as exploration prospects. The proved reserves for the two blocks are 12 mn bbl and the proved and probable reserves are 18 mn bbl. In 2003, OMV expects an average daily production of about 3,000 bbl (Preussag share).

In Venezuela, OMV will acquire shares in the Cabimas (operated by Preussag) and Boqueron oilfields. The Preussag share in Venezuelan production is about 5,000 bbl per day. Proved reserves are 25 mn bbl; proved and probable reserves total 40 mn bbl.

Preussag shares:

Ecuador	
Block 7	25.00%
Block 21	17.50%
Venezuela	
Boqueron	30.00%
Cabimas	90.00%

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Peter Ogden, London	Tel. +44 (207) 367-5130; e-mail: peter.ogden@cubitt.com
Noga Villalón, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next results announcement **January–December and Q4 2003** on March 11, 2003